

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Brian Bair
Chief Executive Officer
Offerpad Solutions Inc.
2150 E. Germann Road, Suite 1
Chandler, AZ 85286

> **Re: Offerpad Solutions Inc.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2023**
> **File No. 333-270994**

Dear Brian Bair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Drew Capurro, Esq.